As filed with the Securities and Exchange Commission on June 9, 2004

Registration No. 333-114970

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 2 to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FLEXTRONICS INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

Singapore (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification Number)

One Marina Boulevard, #28-00
Singapore 018989
(65) 6890-7188
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael E. Marks
Chief Executive Officer
Flextronics International Ltd.
One Marina Boulevard, #28-00
Singapore 018989
(65) 6890-7188
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David K. Michaels, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041
(650) 988-8500

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED JUNE 9, 2004.

PROSPECTUS

[Flextronics Logo]

FLEXTRONICS INTERNATIONAL LTD.

$200,000,000

Convertible Junior Subordinated Notes due March 20, 2008

and the ordinary shares issuable upon conversion of the notes

     We issued the notes in a private placement in March 2003. We have irrevocably exercised our right to cause the notes to be converted into our ordinary shares effective on the first trading day following the effective date of the registration statement of which this prospectus is a part. Accordingly, the notes will be converted into an aggregate of 19,047,617 ordinary shares upon such date. With this prospectus, the selling securityholders named in this prospectus or in supplements to this prospectus may offer and sell the ordinary shares into which the notes are convertible. We will not receive any proceeds from the offering.

     The notes will be automatically converted into our ordinary shares at an initial conversion price of $10.50 per share, subject to adjustment for certain events. At this conversion price, the notes will be converted into an aggregate of 19,047,617 ordinary shares. The initial conversion price is equivalent to a conversion rate of approximately 95.2381 shares per $1,000 principal amount of notes. Upon conversion, we will have the right to deliver cash (or a combination of cash and ordinary shares) in lieu of our ordinary shares. The notes are subordinated to our existing and future senior indebtedness and effectively subordinated to all indebtedness and other liabilities of our subsidiaries. Our ordinary shares are quoted on The Nasdaq National Market under the symbol “FLEX.” The closing sale price of our ordinary shares on June 8, 2004 was $17.27 per share.

     The notes are not listed on any securities exchange or included in any automated quotation system.

     Investing in the notes or our ordinary shares involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __, 2004.

     You should rely only on the information contained in or incorporated by reference into this prospectus. No person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or those representations are made, you may not rely on that information or representations as having been authorized by us. You may not imply from the delivery of this prospectus, nor from a sale made under this prospectus, that our affairs are unchanged since the date of this prospectus. This prospectus may only be used where it is legal to sell the securities.

FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents incorporated by reference in this prospectus, contains forward-looking statements. The words “will,” “may,” “designed to,” “outlook,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “could” and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally under the heading “Summary” and “Risk Factors.” Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements are those described in “Risk Factors.”

     In addition, these forward-looking statements are subject to the other risks and uncertainties discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors” in our reports on Form 10-K and Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

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SUMMARY

     The following summary may not contain all the information that may be important to you. You should read the entire prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Flextronics,” “we,” “our” and “us” refer to Flextronics International Ltd. and its subsidiaries, unless otherwise specified.

Flextronics International Ltd.

     We are a leading provider of advanced electronics manufacturing services (EMS) to original equipment manufacturers (OEMs) that span a broad range of products and industry segments, including cellular phones, printers and imaging, telecom/datacom infrastructure, medical, automotive, industrial systems and consumer electronics.

     Through a combination of internal growth and acquisitions, we have become one of the world’s largest EMS providers, with revenues of $14.5 billion in fiscal year 2004 and over 12.5 million manufacturing square feet in 29 countries across five continents as of March 31, 2004. We believe that our size, global presence, broad service offerings and expertise and advanced engineering and design capabilities enable us to win large programs from leading multinational OEMs for the design and manufacture of electronic products.

     Our customers include industry leaders such as Alcatel SA, Casio Computer Co., Ltd., Dell Computer Corporation, Ericsson Telecom AB, Hewlett-Packard Company, Microsoft Corporation, Motorola, Inc., Siemens AG, Sony-Ericsson, Telia Companies, and Xerox Corporation.

     We provide a complete range of services that are designed to meet our customers’ product requirements throughout their product development life cycle. Our strategy is to provide customers with global end-to-end supply chain services that include design and related engineering, new product introduction, manufacturing, and logistics with the goal of delivering a complete packaged product. We also provide after-market services such as repair and warranty services as well as network and communications installation and maintenance. By working closely with our customers and being highly responsive to their requirements throughout the design and supply chain processes, we believe that we can be an integral part of their operations, accelerate their time-to-market and time-to-volume production, and reduce their product costs.

     Our contract design and related engineering services include all aspects of product design including industrial and mechanical design, hardware design, embedded and application software development, semiconductor design, system validation, and test development through which we offer our customers the choice of full product development, system integration, cost reductions and software application development.

     In addition to the assembly of printed circuit boards (PCBs) and complete systems and products, our manufacturing services include the fabrication and assembly of plastic and metal enclosures, the fabrication of printed circuit boards and backplanes and the fabrication and assembly of photonics components. We have established an extensive network of manufacturing facilities in the world’s major electronics markets (the Americas, Asia, and Europe) in order to serve the increased outsourcing needs of both multinational and regional OEMs. In fiscal year 2004, production in the Americas, Asia, and Europe represented 14%, 45% and 41% of our net sales, respectively.

     We also combine our design and manufacturing services to design, develop and manufacture complete products, such as cellular phones and other consumer-related devices, which are sold by our OEM customers under the OEM”s brand names. This service offering is referred to original design manufacturing (ODM).

Registration Rights

     We have agreed to file the registration statement, of which this prospectus forms a part, and keep it effective until the earliest of:

•	the date on which the securities are no longer held by any of the original purchasers;

•	the date on which all the securities have been sold or are eligible to be sold by the original purchasers to the public without volume restrictions pursuant to Rule 144(k) of the Securities Act of 1933;

•	March 2, 2008; and

•	if payment of the notes is to be made in ordinary shares on March 20, 2008, the final maturity date, the 180 days after such date.

See “Description of Notes — Registration Rights.”

Conversion of Notes to Ordinary Shares

     We have irrevocably exercised our right to cause the notes to be converted into our ordinary shares effective on the first trading day following the effective date of the registration statement of which this prospectus is a part. Accordingly, the notes will be converted into an aggregate of 19,047,617 ordinary shares upon such date.

Use of Proceeds

     We will not receive any of the proceeds from the sale by the selling securityholders of the notes or our ordinary shares issuable upon conversion of the notes.

Recent Developments

     Discussions with Nortel. We are in continuing discussions with Nortel Networks, regarding the potential divestiture to us on nearly all of Nortel’s optical, wireless and enterprise manufacturing operations and related supply chain activities, also referred to as “system houses”. It is currently anticipated that Nortel’s system house activities in Montreal and Calgary (Canada); Campinas (Brazil) Monkstownn (North Ireland) and Chateaudon (France), would be transferred to Flextronics. We would assume all the systems integration activities, including the final assembly, testing and repair operations along with related activities, including the management of the supply chain and related suppliers for these locations. We anticipate making cash payments to Nortel in excess of $500 million over a nine-month period to acquire certain inventory, equipment and other assets, plus an unspecified amount for intangible assets. In connection with the arrangement to acquire certain assets from Nortel, we expect to enter into a multi-year supply agreement for the production of Nortel’s products. The completion of this transaction is subject to the ability of the parties to successfully negotiate and then consummate a transaction on mutually agreeable terms.

RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including the information incorporated by reference, before deciding to invest in our securities. If any of the risks described below materialize, our operating results and financial condition could be adversely affected.

If we do not effectively manage changes in our operations, our business may be harmed.

     In the last ten years, we have experienced significant growth in our business through a combination of internal growth and acquisitions. Our global workforce has more than doubled in size since the beginning of fiscal year 2001. During that time, we have also reduced our workforce at some locations and closed certain facilities in connection with our restructuring activities. These changes have placed considerable strain on our management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not continue to improve our financial and management controls, reporting systems and procedures to manage our employees effectively and to expand our facilities, our business could be harmed.

     We plan to continue to transition manufacturing to lower cost locations. We plan to increase our manufacturing capacity in our low-cost regions by expanding our facilities and adding new equipment. This expansion involves significant risks, including, but not limited to, the following:

•	we may not be able to attract and retain the management personnel and skilled employees necessary to support expanded operations;

•	we may not efficiently and effectively integrate new operations and information systems, expand our existing operations and manage geographically dispersed operations;

•	we may incur cost overruns;

•	we may incur charges related to our expansion activities;

•	we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could harm our growth and our ability to meet customers’ delivery schedules; and

•	we may not be able to obtain funds for this expansion, and we may not be able to obtain loans or operating leases with attractive terms.

     In addition, we expect to incur new fixed operating expenses associated with our expansion efforts that will increase our cost of sales, including increases in depreciation expense and rental expense. If our revenues do not increase sufficiently to offset these expenses, our operating results could be seriously harmed. Our transition to low-cost manufacturing regions has contributed to significant restructuring and other charges that have resulted from reducing our workforce and capacity at higher-cost locations. We recognized restructuring charges of approximately $540.3 million in fiscal year 2004 and $297.0 million in fiscal year 2003 associated with the consolidation and closure of several manufacturing facilities, and impairment of certain long-lived assets at several manufacturing facilities. We may be required to take additional charges in the future as a result of these activities. We cannot assure you as to the timing or amount of any future restructuring charges. If we are required to take additional restructuring charges in the future, it could have a material adverse impact on operating results, financial position and cash flows.

We depend on industries that continually produce technologically advanced products with short life cycles; our inability to continually manufacture such products on a cost-effective basis could harm our business.

     For fiscal year 2004, we derived:

•	approximately 33% of our revenues from customers in the handheld devices industry, whose products include cellular phones, pagers and personal digital assistants;

•	approximately 25% of our revenues from customers in the computers and office automation industry, whose products include copiers, scanners, graphic cards, desktop and notebook computers, and peripheral devices such as printers and projectors;

•	approximately 15% of our revenues from providers of communications infrastructure, whose products include equipment for optical networks, cellular base stations, radio frequency devices, telephone exchange and access switches, and broadband devices;

•	approximately 11% of our revenues from the consumer devices industry, whose products include set-top boxes, home entertainment equipment, cameras and home appliances;

•	approximately 7% of our revenues from providers of information technologies infrastructure, whose products include servers, workstations, storage systems, mainframes, hubs and routers; and

•	approximately 9% of our revenues from customers in a variety of other industries, including the medical, automotive, industrial and instrumentation industries.

     Factors affecting these industries in general could seriously harm our customers and, as a result, us. These factors include:

•	rapid changes in technology, which result in short product life cycles;

•	seasonality of demand for our customers’ products;

•	the inability of our customers to successfully market their products, and the failure of these products to gain widespread commercial acceptance; and

•	recessionary periods in our customers’ markets.

Our customers have and may continue to cancel their orders, change production quantities or locations, or delay production.

     As a provider of electronics manufacturing services, we must provide increasingly rapid product turnaround for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead-times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. Uncertain economic and geopolitical conditions have resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufactured for these customers and delivered in that period, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins. In addition, customers often require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and related stresses at the other.

     In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the rapid changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. We often increase staffing, increase capacity and incur other expenses to meet the anticipated demand of our customers, which cause reductions in our gross margins if customer orders are or cancelled. Anticipated orders may not materialize, and delivery schedules may be deferred as a result of changes in demand for our customers’ products. On occasion, customers require rapid increases in production, which stress our resources and reduce margins. Although we have increased our manufacturing capacity, and plan further increases, we may not have sufficient capacity at any given time to meet our customers’ demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand harms our gross profit and operating income.

Our operating results vary significantly from period to period.

     We experience significant fluctuations in our results of operations. Some of the principal factors that contribute to these fluctuations are:

•	changes in demand for our services;

•	our effectiveness in managing manufacturing processes and costs in order to decrease manufacturing expenses;

•	the mix of the types of manufacturing services we provide, as high-volume and low-complexity manufacturing services typically have lower gross margins than lower volume and more complex services;

•	changes in the cost and availability of labor and components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules;

•	the degree to which we are able to utilize our available manufacturing capacity;

•	our ability to manage the timing of our component purchases so that components are available when needed for production, while avoiding the risks of purchasing inventory in excess of immediate production needs; and

•	local conditions and events that may affect our production volumes, such as labor conditions, political instability and local holidays; and

•	changes in demand in our customers’ end markets.

Two of our significant end-markets are the handheld electronics devices market and the consumer devices market. These markets exhibit particular strength toward the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our third fiscal quarter as compared to our other fiscal quarters.

Our increased original design manufacturing (ODM) activity may reduce our profitability.

     We have recently begun providing ODM services, where we design and develop products that we then manufacture for OEM customers. We are actively pursuing ODM projects, focusing primarily on consumer related devices, such as cellular phones and related products, which requires that we make investments in research and development, technology licensing, test and tooling equipment, patent applications, facility expansion, and recruitment.

     Although we enter into contracts with our ODM customers, we may design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all, or if they do not then purchase anticipated levels of products. In addition, ODM activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to an ODM product, these contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any volume of purchases. These contracts can generally be terminated by either party on short notice. There is no assurance that we will be able to maintain our current level of ODM activity at all or for an extended period of time. Due to the initial costs of investing in the resources necessary for this business, our increased ODM activities adversely affected our profitability during fiscal year 2004. We continue to make investments in our ODM services, which could adversely affect our profitability during fiscal year 2005 and beyond. Further, the products we design must satisfy safety and regulatory standards and some products must also receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

The success of our ODM activity depends on our ability to protect our intellectual property rights.

     We retain certain intellectual property rights to our ODM products. As the level of our ODM activity is increasing, the extent to which we rely on rights to intellectual property incorporated into products is increasing. Despite our efforts, we cannot be certain that the measures we have taken to prevent unauthorized use of our technology will be successful. If we are unable to protect our intellectual property rights, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Intellectual property infringement claims against our customers or us could harm our business.

     Our ODM products often face competition from the products of OEMs, many of whom may own the intellectual property rights underlying those products. As a result, we could become subject to claims of intellectual property infringement as the number of our competitors increases. In addition, customers for our ODM services typically require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for such infringement, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such a license on reasonable terms or at all.

If our ODM products are subject to design defects, our business may be damaged and we may incur significant fees.

     In our contracts with ODM customers, we generally provide them with a warranty against defects in our designs. If an ODM product or component that we design is found to be defective in its design, this may lead to increased warranty claims. Although we have product liability insurance coverage, it is expensive and may not be available on acceptable terms, in sufficient amounts, or at all. A successful product liability claim in excess of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to intangible asset risk.

     We have a substantial amount of intangible assets. These intangible assets are attributable to acquisitions and represent the difference between the purchase price paid for the acquired businesses and the fair value of the net tangible assets of the acquired businesses. We are required to evaluate goodwill and other intangibles for impairment on at least an annual basis, and whenever changes in circumstances indicate that the carrying amount may not be recoverable from estimated future cash flows. As a result of our annual and other periodic evaluations, we may determine that the intangible asset values need to be written down to their fair values, which could result in material charges that could be adverse to our operating results and financial position.

We may encounter difficulties with acquisitions, which could harm our business.

     We have completed numerous acquisitions of businesses and we expect to continue to acquire additional businesses in the future. However, we do not have any definitive agreements to make any material acquisitions or strategic customer transactions. We are currently in preliminary discussions with respect to potential acquisitions and strategic customer transactions, including the potential transaction with Nortel Networks described under “Summary — Recent Developments.” Any future acquisitions may require additional debt or equity financing. This could increase our leverage or be dilutive to our existing shareholders. We may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all.

     In addition, acquisitions involve numerous risks and challenges, including:

•	difficulties in integrating acquired businesses and operations;

•	diversion of management’s attention from the normal operation of our business;

•	potential loss of key employees and customers of the acquired companies;

•	difficulties in managing and integrating operations in geographically dispersed locations;

•	lack of experience operating in the geographic market or industry sector of the acquired business;

•	increases in our expenses and working capital requirements, which reduce our return on invested capital; and

•	exposure to unanticipated contingent liabilities of acquired companies.

     These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

Our strategic relationships with major customers create risks.

     Over the past several years, we have completed numerous strategic transactions with OEM customers, including, among others, Xerox, Alcatel, Casio and Ericsson, and we are currently in discussions with respect to a potential strategic transaction with Nortel Networks as described under “Summary — Recent Developments.” Under these arrangements, we generally acquire inventory, equipment and other assets from the OEM, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year supply agreements for the production of their products. We intend to continue to pursue these OEM divestiture transactions in the future. There is strong competition among EMS companies for these transactions, and this competition may increase. These transactions have contributed to a significant portion of our revenue growth, and if we fail to complete similar transactions in the future, our revenue growth could be harmed. As part of these arrangements, we typically enter into manufacturing services agreements with these OEMs. These agreements generally do not require any minimum volumes of purchases by the OEM, and the actual volume of purchases may be less than anticipated. The arrangements entered into with divesting OEMs typically involve many risks, including the following:

•	we may need to pay a purchase price to the divesting OEMs that exceeds the value we may realize from the future business of the OEM;

•	the integration of the acquired assets and facilities into our business may be time-consuming and costly;

•	we, rather than the divesting OEM, bear the risk of excess capacity at the facility;

•	we may not achieve anticipated cost reductions and efficiencies at the facility;

•	we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions; and

•	if demand for the OEMs’ products declines, the OEM may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs.

     As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

We depend on the continuing trend of outsourcing by OEMs.

     Future growth in our revenue depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. To the extent that these opportunities are not available, either because OEMs decide to perform these functions internally or because they use other providers of these services, our future growth would be limited.

The majority of our sales come from a small number of customers; if we lose any of these customers, our sales could decline significantly.

     Sales to our ten largest customers have represented a significant percentage of our net sales in recent periods. Our ten largest customers accounted for approximately 64% and 67% of net sales in fiscal year 2004 and fiscal year 2003, respectively. Our largest customers during fiscal year 2004 were Hewlett-Packard and Sony-Ericsson, each accounting for approximately 12% of net sales, respectively. No other customer accounted for more than 10% of net sales in fiscal year 2004 or fiscal year 2003.

     Our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

Our industry is extremely competitive.

     The EMS industry is extremely competitive and includes many companies, several of which have achieved substantial market share. Current and prospective customers also evaluate our capabilities against the merits of manufacturing products themselves. Some of our competitors may have greater design, manufacturing, financial or other resources than we do. Additionally, we face competition from Taiwanese ODM suppliers, who have a substantial share of the global market for information technology hardware production, primarily related to notebook and desktop computers and personal computer motherboards, in addition to providing consumer products and other technology manufacturing services.

     The overall demand for electronics manufacturing services decreased in recent years, resulting in increased capacity and substantial pricing pressures, which have harmed our operating results. Certain sectors of the EMS industry have experienced increased price competition, and if we experience such increased level of competition in the future, our revenues and gross margin may be adversely affected.

We may be adversely affected by shortages of required electronic components.

     At various times, there have been shortages of some of the electronic components that we use, as a result of strong demand for those components or problems experienced by suppliers. These unanticipated component shortages have resulted in curtailed production or delays in production, which prevented us from making scheduled shipments to customers in the past and may do so in the future. Our inability to make scheduled shipments could cause the Company to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased manufacturing or component costs.

Our customers may be adversely affected by rapid technological change.

     Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvement in products and services. These conditions frequently result in short product life cycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers’ products become obsolete or fail to gain widespread commercial acceptance, our business could be adversely affected.

We are subject to the risk of increased income taxes.

     We have structured our operations in a manner designed to maximize income in countries where:

•	tax incentives have been extended to encourage foreign investment; or

•	income tax rates are low.

     We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effects. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

     Several countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. These tax incentives expire over various periods from 2004 to 2010 and are subject to certain conditions with which we expect to comply. We have obtained tax holidays or other incentives where available, primarily in China, Malaysia and Hungary. In these three countries, we generated an aggregate of approximately $8.4 billion of our total revenues for the fiscal year ended March 31, 2004. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions of businesses may cause our effective tax rate to increase.

We conduct operations in a number of countries and are subject to risks of international operations.

     The geographical distances between the Americas, Asia and Europe create a number of logistical and communications challenges for the Company. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries. Facilities in several different locations may be involved at different stages of the production of a single product, leading to additional logistical difficulties.

     Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to the risks of changes in economic and political conditions in those countries, including:

•	fluctuations in the value of local currencies;

•	labor unrest and difficulties in staffing;

•	longer payment cycles;

•	cultural differences;

•	increases in duties and taxation levied on our products;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports of components or assembled products, or other travel restrictions;

•	expropriation of private enterprises; and

•	a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

     The attractiveness of our services to U.S. customers can be affected by changes in U.S. trade policies, such as most favored nation status and trade preferences for some Asian countries. In addition, some countries in which we operate, such as Brazil, Hungary, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as China and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

We are exposed to fluctuations in foreign currency exchange rates.

     We transact business in various foreign countries. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the functional currencies of our entities. Volatility in the exchange rates between the foreign currencies and the functional currencies of our entities could seriously harm our business, operating results and financial condition. We try to manage our foreign currency exposure by borrowing in various foreign currencies and by entering into foreign exchange forward contracts. Mainly, we enter into foreign exchange forward contracts intended to reduce the short-term impact of foreign currency fluctuations on current assets and liabilities denominated in foreign currency. These exposures are primarily, but not limited to, cash, receivables, payables and inter-company balances, in currencies other than the functional currency of the operating entity. We will first evaluate and, to the extent possible, use non-financial techniques, such as currency of invoice, leading and lagging payments, receivable management or local borrowing to reduce transactions exposure before taking steps to minimize remaining exposure with financial instruments. Foreign exchange forward contracts intended to hedge forecasted transactions are treated as cash flow hedges and such contracts generally expire within three months. The credit risk of these forward contracts is minimized since the contracts are with large financial institutions. The gains and losses on forward contracts generally offset the gains and losses on the assets, liabilities and transactions hedged.

We depend on our executive officers and skilled management personnel.

     Our success depends to a large extent upon the continued services of our executive officers. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed. In addition, in connection with expanding our ODM activities, we must attract and retain experienced design engineers. Although we and a number of companies in our industry have implemented workforce reductions, there remains substantial competition for highly skilled employees. Our failure to recruit and retain experienced design engineers could limit the growth of our ODM activities, which could adversely affect our business.

We are subject to environmental compliance risks.

     We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional remediation liability. Further, additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Currently unexpected costs that we may incur with respect to environmental matters may result in additional loss contingencies, the quantification of which cannot be determined at this time.

The market price of our ordinary shares is volatile.

     The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may cause the market price of our ordinary shares to decline.

We are a defendant in several securities class action lawsuits and this litigation could harm our business whether or not determined adversely to us.

     Between June and August 2002, Flextronics and certain of our officers and directors were named as defendants in several securities class action lawsuits, which seek an unspecified amount of damages, which were filed in the Untied States District Court for the Southern District of New York. These actions, which were filed on behalf of those who purchased, or otherwise acquired, Flextronics’ ordinary shares between January 18, 2001 and June 4, 2002, including those who purchased ordinary shares in our secondary offerings on February 1, 2001 and January 7, 2002. These actions generally allege that, during this period, the defendants made misstatements to the investing public about the financial condition and prospects of Flextronics. On April 23, 2003, the Court entered an order transferring these lawsuits to the United States District Court for the Northern District of California. On July 16, 2003, Flextronics filed a motion to dismiss on behalf of the Company and its officers and directors named as defendants. On November 17, 2003, the Court entered an order granting defendants’ motion to dismiss without prejudice. On January 28, 2004, plaintiffs filed an amended complaint. Flextronics’ motion to dismiss the amended complaint was filed on March 10, 2004.

     In May 2004, the parties reached a tentative settlement of all claims in the lawsuit and the defendants withdrew their motion to dismiss. The settlement would be funded entirely by funds from Flextronics’s Officers’ and Directors’ insurance. The settlement agreement is subject to negotiation and documentation of a formal stipulation of settlement, as well as Court approval. If the settlement is not finalized, there can be no assurance we will be successful in defending the lawsuits, and, if we are unsuccessful, we may be subject to significant damages. Even if we were to be successful, defending the lawsuits may be expensive and may divert management’s attention from other business concerns and harm our business.

It may be difficult to effect services of process within the United States on us or to enforce civil liabilities against us.

     We are incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, or Singapore Companies Act. Some of our directors and officers reside outside the United States. A substantial portion of the assets of Flextronics International Ltd. are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or to enforce against us in United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. Judgments of United States courts based upon the civil liability provisions of the federal securities laws of the United States are not directly enforceable in Singapore courts and there can be no assurance as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

ENFORCEMENT OF CIVIL LIABILITIES

     We are incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, or Singapore Companies Act. Some of our directors and executive officers reside in Singapore. All or a substantial portion of the assets of such persons, and a substantial portion of our assets, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Flextronics or to enforce against them, in the United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. You should note that judgments of United States courts based upon the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts and there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended March 31,

	2000	2001	2002	2003	2004
Ratio of earnings to fixed charges	2.78x	—	—	—	—

     For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $552.3 million, $242.6 million, $147.2 million and $420.1 million for the fiscal years ended March 31, 2001, 2002, 2003, and 2004, respectively.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or our ordinary shares issuable upon conversion of the notes.

SELLING SECURITYHOLDERS

     The following table presents the name of each selling securityholder and the principal amounts of notes and number of our ordinary shares that each selling securityholder may offer under this prospectus. In March 2003 the notes were originally issued by us to the selling securityholders in transactions exempt from the registration requirements of the Securities Act. To our knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates, except that James Davidson, a founder and principal of Silver Lake Partners, which is affiliated with the selling securityholders, has served as our director since March 2003.

     Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The number of ordinary shares that may be sold is calculated based on the current conversion price of $10.50 per share. Based on 529,167,354 ordinary shares outstanding as of February 12, 2004, if each of the selling securityholders named in the table below converted all of the notes held by it, the funds affiliated with Silver Lake would own approximately 3.4% of our ordinary shares and Integral Capital would hold less than 1% of our ordinary shares.

     Because the selling securityholders may sell all, some or none of the notes or the ordinary shares issuable upon the conversion of the notes, we cannot estimate the amount of the notes or how many shares of our ordinary shares that each selling securityholder will beneficially own after this offering. Information about the selling security holders may change over time. We may update, amend or supplement this prospectus to update the information in this section. In addition, the conversion price, and therefore the number of ordinary shares issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of ordinary shares issuable upon conversion of the notes may increase or decrease.

	Principal Amount of Notes		Number of Shares of Common Stock

	Beneficially	Percentage			Owned
	Owned and	of Notes	Beneficially	Offered	After the
Name of Beneficial Owner	Offered Hereby	Outstanding	Owned(1)	Hereby	Offering

Silver Lake Partners Cayman, L.P.(2)	$189,137,627.08	94.6%	18,013,107	18,013,107	3.4%
Silver Lake Investors Cayman, L.P.(2)	5,321,551.54	2.7%	506,814	506,814	*
Silver Lake Technology Investors Cayman, L.P.(2)	540,821.38	*	51,506	51,506	*
Integral Capital Partners VI, L.P.(3)	5,000,000.00	2.5%	476,190	476,190	*
Total	$200,000,000.00	100.0%	19,047,617	19,047,617	3.6%

*	Less than 1%
(1)	Represents the notes held by each beneficial owner, as converted to our ordinary shares at the initial conversion price of $10.50 per share. However, this conversion price is subject to adjustment as described under “Description of the Notes–Conversion of Notes.” As a result, the amount of ordinary shares issuable upon conversion of the notes in the future may increase or decrease.
(2)	The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. Management of the business affairs of Silver Lake (Offshore) AIV GP Ltd., including decisions respecting disposition and/or voting of the shares of Flextronics, resides in a majority of its board of directors such that no single director has voting and/or dispositive power of the shares of Flextronics held by the Silver Lake Affiliates. Glenn H. Hutchins, a director of Silver Lake (Offshore) AIV GP Ltd., is also a director of Ameritrade Holding Corporation (“Ameritrade”), which is affiliated with one or more registered NASD broker/dealers. Investment entities affiliated with the Silver Lake Affiliates own approximately 3% of the outstanding common stock of Ameritrade. Mr. Hutchins may also be deemed to be affiliated with The Blackstone Group L.P., which we understand may be a member of the NASD. In addition, one or more limited partners of the Silver Lake Affiliates may be affiliated with a NASD member.
(3)	Integral Capital Partners VI, L.P. (“ICP6”) is not a broker-dealer or an affiliate thereof. Integral Capital Management VI, LLC (“ICM6”), is the general partner of ICP6. ICP6 is not a broker-dealer or an affiliate thereof. However, one or more limited partners or non-managing members of ICP6 are affiliated with a NASD member. The shares of Flextronics have been purchased by ICP6, and ICM6 does not directly or otherwise hold any shares of Flextronics. Management of the business affairs of ICM6, including decisions respecting disposition and/or voting of the shares of Flextronics, resides in a majority of the managers of ICM6 such that no single manager of ICM6 has voting and/or dispositive power of the shares of Flextronics.

PLAN OF DISTRIBUTION

     We are registering the notes, and our ordinary shares issuable upon the automatic conversion of the notes, on behalf of the selling securityholders. The selling securityholders purchased the notes from us in March 2003. This prospectus covers the resale of the selling securityholders’ notes and the ordinary shares that we will issue when their notes are automatically converted upon the securities and exchange commission declaring the registration statement effective. The selling securityholders are bound by a note purchase agreement with us. To our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

     The selling securityholders may offer and sell the ordinary shares from time to time. In addition, a selling securityholder’s donees, pledgees, transferees and other successors in interest may sell the ordinary shares received from a named selling securityholder after the date of this prospectus. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The securities covered by this prospectus may be sold from time to time directly by the selling securityholders or through underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions.

     The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on an exchange or quotation service or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses, which are transactions in which the same broker acts as an agent for both parties to the trade.

     In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the securities covered by this prospectus and deliver such securities to close out these short positions, or loan or pledge registered securities to broker-dealers that in turn may sell them. The selling securityholders may also engage in similar transactions. In addition, securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act rather than under this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying ordinary shares by other means not described in this prospectus.

     Transactions under this prospectus may or may not involve brokers or dealers. The selling securityholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

     The selling securityholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of securities covered by this prospectus. As a result, any commission, discount or concession received by a broker-dealer and any profit on the resale of securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling securityholders may be deemed to be underwriters within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The selling securityholders and any other person participating in a distribution of the notes or our ordinary shares will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the notes and ordinary shares being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the notes and the shares and the ability of any person or entity to engage in market-making activities in the notes and shares.

     We have agreed to pay the expenses of registering the notes and the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling securityholders must pay all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling securityholder.

     We and the selling securityholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

     Our ordinary shares are listed on the Nasdaq National Market under the symbol “FLEX”. We have not applied for the listing of the notes on any securities exchange or for quotation through the Nasdaq National Market, and there is no trading market for the notes.

DESCRIPTION OF NOTES

     We issued the notes pursuant to a Note Purchase Agreement dated as of March 2, 2003 among us, acting through our branch office in Hong Kong, and Silver Lake Partners Cayman, LP., Silver Lake Investors Cayman, L.P., Silver Lake Technology Investors Cayman, L.P. and Integral Capital Partners VI, L.P. The following summarizes all of the material terms of the notes. We urge you to read the form of note because the notes, and not this description, define the rights of the noteholders. A copy of the form of note is available upon request.

     We have irrevocably exercised our right to cause the notes to be converted into our ordinary shares on the first trading day following the effective date of the registration statement of which this prospectus is a part. Accordingly, the notes will be converted into an aggregate of 19,047,617 ordinary shares on such date. A copy of the form of conversion notice is available upon request.

     In this section, when we refer to “Flextronics,” “we,” “our,” or “us,” we are referring to Flextronics International Ltd., a Singapore corporation, and not any of its subsidiaries.

General

     The notes are general unsecured obligations of Flextronics and are subordinate in right of payment as described under “— Subordination of Notes.” The notes are convertible into Flextronics ordinary shares as described under “— Conversion of Notes.” The notes are limited to $200,000,000 aggregate principal amount. The notes bear no interest and will mature on March 20, 2008, unless earlier converted, redeemed by us at our option or purchased by us at the option of the noteholder upon a change of control.

     Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the note purchase agreement or the notes. In addition, there are no financial covenants in the note purchase agreement or the notes. Purchasers of the notes are not protected under the note purchase agreement or the notes in the event of a highly leveraged transaction or a change of control of Flextronics, except to the extent described under “— Purchase of Notes at the Option of the Noteholder upon a Change of Control.”

Conversion of Notes

     At any time on or after March 20, 2004, we have the right to cause the conversion of all or any part of the notes into a number of our ordinary shares determined by dividing the principal amount proposed to be converted by the then effective conversion price. We may cause the conversion only if the closing price of our ordinary shares for each of the 15 consecutive trading days preceding the date we provide notice of such conversion equals or exceeds a specified percentage of the then-effective conversion price of the notes. The specified percentage is 150% if we are effecting the conversion between March 20, 2004 and March 19, 2005 and is 170% if we are effecting the conversion on or after March 20, 2005.

     Noteholders have the right, at their option, to convert the notes into Flextronics ordinary shares at any time prior to maturity, at the conversion price of $10.50 per share (equivalent to a conversion rate of approximately 95.2381 shares per $1,000 principal amount of notes).

     Except as described below, we will not make any payment or other adjustment for bonus issues or other dividends on any ordinary shares issued upon conversion of the notes.

     In the event we elect share settlement, the number of ordinary shares received upon conversion of the notes will be determined by dividing the aggregate principal amount of the notes converted by the conversion price on the date of conversion. We may also elect cash settlement, as described below.

     The conversion price will be adjusted upon the occurrence of:

•	share splits and combinations effecting the ordinary shares;

•	dividends and distributions payable in securities, including ordinary shares and debt securities;

•	tender offers for ordinary shares;

•	reclassifications, exchanges or substitutions of the ordinary shares issuable upon conversion of the notes; and

•	reorganizations, mergers, consolidations or asset sales involving ordinary shares.

Noteholders may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the conversion price.

     To the extent required by applicable law, no adjustment in the conversion price will be made if it would reduce the conversion price of the notes to less than the par value of our ordinary shares, which is S$0.01 per share. We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our ordinary shares in connection with a dividend or distribution of stock or similar event.

     Upon conversion, we will satisfy all of our obligations by delivering either Flextronics ordinary shares or cash, as follows:

•	Share Settlement. If we elect to satisfy the conversion obligation in Flextronics ordinary shares, then we will deliver a number of our ordinary shares equal to the aggregate principal amount of the notes being converted divided by the then applicable conversion price. If this case, then settlement in shares will be made on or prior to the second trading day following receipt of the notice of conversion.

•	Cash Settlement. If we elect to satisfy the conversion obligation in cash, then we will deliver cash in an amount equal to the greater of the product of :

•	the number of ordinary shares deliverable upon conversion and the average closing price of our ordinary shares for the period consisting of the 20 consecutive trading days immediately preceding the third trading day prior to the conversion date; and

•	the number of ordinary shares deliverable upon conversion and the closing price of our ordinary shares on the third trading day prior to the conversion date.

If this case, we will notify the noteholder on or before the date that is one trading day following receipt of the notice of conversion. Share settlement will apply automatically if we do not notify the noteholder that we have chosen the cash settlement method.

     Regardless of which method of settlement we choose, we will not issue fractional shares of our ordinary shares upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing price of our ordinary shares on the trading day immediately preceding the conversion date.

Subordination of Notes

     The notes are unsecured obligations of Flextronics and are subordinated in right of payment to all current and future senior debt of Flextronics, including Flextronics’ obligations under its credit facility, and any existing and future senior subordinated indebtedness of Flextronics. As of December 31, 2003, Flextronics had approximately $179.5 million of senior debt outstanding, and, through its subsidiaries, had additional liabilities (including trade payables and capital lease obligations) aggregating approximately $3.7 billion, which rank senior, or effectively senior, as the case may be, in right of payment to the notes. In addition, as of December 31, 2003, Flextronics had approximately $1.1 billion of senior subordinated debt outstanding.

     Flextronics is a holding company with no business operations other than (i) holding the equity interests of its subsidiaries and (ii) advancing funds to, and receiving funds from, its subsidiaries. In repaying its indebtedness, including the notes, Flextronics must rely on dividends and other payments made to it by its subsidiaries. The holders of the notes will have no direct claims against Flextronics’ subsidiaries. The ability of Flextronics’ subsidiaries to make payments to Flextronics will be affected by the obligations of such subsidiaries to their creditors. Claims of holders of indebtedness of Flextronics, including the notes, against the cash flow and assets of Flextronics’ subsidiaries will be effectively subordinated to claims of such creditors.

Purchase of Notes at the Option of the Noteholder upon a Change of Control

     Upon the occurrence of a change of control (as defined below), each holder of notes will have the right to require Flextronics to repurchase for cash all or any part (equal to $1,000 or integral multiples thereof) of such holder’s notes pursuant to the offer described below at an offer price in cash equal to 101% of the aggregate principal amount thereof.

     Within 30 days following any change of control, Flextronics will mail a notice to each holder of notes describing the transaction or transactions that constitute the change of control and offering to repurchase notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the notes and described in such notice. Flextronics will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control. Except as described above with respect to a change of control, the notes do not contain provisions that permit the holders of the notes to require that Flextronics repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

     Flextronics’ credit facility provides that certain change of control events with respect to Flextronics constitute a default thereunder. Any future credit agreements or other agreements relating to senior debt to which Flextronics becomes a party may contain similar restrictions and provisions. In the event any such restrictions would prohibit Flextronics from repurchasing notes upon a change of control, Flextronics could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such restrictions. If Flextronics does not obtain such a consent or repay such borrowings, Flextronics will remain prohibited from purchasing notes. In such case, Flextronics’ failure to purchase tendered notes would constitute an event of default under the notes which would, in turn, constitute a default under its credit facility. In such circumstances, the subordination provisions in the notes would likely restrict payments to the holders of notes.

     Flextronics will not be required to make a change of control offer upon a change of control if a third party makes the change of control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the notes applicable to a change of control offer made by Flextronics and purchases all notes validly tendered and not withdrawn under such change of control offer.

     For purposes of this section, “change of control” means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of Flextronics and its subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the adoption by Flextronics of a plan relating to the liquidation or dissolution of Flextronics, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of Flextronics (measured by voting power rather than number of shares), or (iv) the first day on which a majority of the members of the board of directors of Flextronics are not continuing directors.

     The change of control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of Flextronics and, as a result, may make removal of incumbent management more difficult. The change of control provision, however, is not the result of Flextronics’ knowledge of any specific effort to accumulate Flextronics’ shares or to obtain control of Flextronics by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change of control provision is a result of negotiations between Flextronics and original purchasers of the notes. Flextronics is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a change of control, although it is possible that Flextronics would decide to do so in the future.

     The provisions of the notes would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving Flextronics that may adversely affect holders of the notes.

Events of Default

     Each of the following will constitute an event of default under the notes:

     (1) we fail to pay principal, or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the note;

     (2) we fail to comply with the provisions of the note relating to (i) the purchase right upon a change of control (as described above) or (ii) the consolidation, merger or sale of assets by us (as described below), if such failure continues for 30 days after notice is given from the holders of at least 50% in principal amount of the outstanding Notes;

     (3) we fail to perform any other covenant required of us in the notes if such failure continues for 60 days after notice is given from the holders of at least 50% in principal amount of the outstanding Notes;

     (4) we default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any debt for money borrowed by us (or the payment of which is guaranteed by us) whether such debt or guarantee now exists, or is created after the date of the notes, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such debt prior to the expiration of the grace period provided in such debt on the date of such default) or (b) results in the acceleration of such debt prior to its express maturity and, in each case, the principal amount of any such debt, together with the principal amount of any other such debt the maturity of which has been so accelerated, aggregates $40.0 million or more;

     (5) failure by us to pay final judgments aggregating in excess of $40.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

     (6) certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

     If an event of default, other than an event of default described in clause (6) above with respect to us, occurs and is continuing, the holders of at least 50% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (6) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

     After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal of, or premium on, the notes, have been cured or waived.

     The holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available upon an event of default with respect to the notes.

     We are required to furnish to the holders, on an annual basis, a statement regarding compliance with the notes, and we are required within 30 days of becoming aware of any default or event of default to deliver to the holders a statement specifying such default or event of default.

Modification and Waiver

     We may amend or supplement the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the notes. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the amount of notes whose holders must consent to an amendment;

•	reduce the amount of or change any provision relating to the scheduled payment of principal of, or premium on, the notes;

•	change the time at which any note may be redeemed or repurchased or amend the conversion rights as set forth in the notes;

•	alter or adversely affect the rights of any holder under the provisions of the notes relating to the redemption of the notes at our option;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	make any note payable in any money or at any place other than as stated in the note;

•	impair the right of any holder to receive payments of principal of, or premium on, such holder’s notes on or after the due dates of such notes

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note; and

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions, in each such case without the consent of the applicable holder if such change is adverse to such holder.

Registration Rights

     We granted registration rights to the original purchasers of the notes pursuant to the note purchase agreement. Reference is made to the note purchase agreement for a full description of the registration rights that apply to the notes. We agreed to file the registration statement of which this prospectus forms and to keep it effective until the earliest of:

•	the date on which there notes are no longer held by any of the original purchasers;

•	the date on which all the notes have been sold or are eligible to be sold by the original purchasers to the public without volume restrictions pursuant to Rule 144(k) of the Securities Act;

•	March 2, 2008; and

•	if payment of the notes is to be made in ordinary shares on March 20, 2008, the final maturity date, then 180 days after such date.

     We are permitted to suspend the use of this prospectus on up to three occasions during any 12 month period and for up to a total of 60 days in any 12 month period, under circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events.

     We will pay all registration expenses in connection with the registration and provide each of the original noteholders with such number of copies of this prospectus as such holder requests. We will take such other actions as are specified in the note purchase agreement to facilitate resales of notes by the original holders under the registration statement. Selling securityholders will be responsible for all of their individual selling expenses, including commissions and discounts.

Transfer and Exchange

     We will keep at our principal executive offices a register in which we shall provide for the registration of the notes and of transfers and exchange of the notes. Subject to certain restrictions on transfer and provided the transferee agrees to be bound by the terms of the note purchase agreement, upon surrender for registration of transfer of any note at our principal executive office, we will execute and deliver, in the name of the designated transferee or transferees, one or more new notes in denominations requested by the transferee (which denominations shall not be less than $1,000,000 per note) of a like aggregate principal amount and bearing such restrictive legends as may be required by law.

Replacement of Notes

     We will replace mutilated, destroyed, stolen or lost notes at the noteholder’s expense upon delivery to us of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us. In the case of a lost, stolen or destroyed note, indemnity satisfactory to us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

     The notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

MATERIAL TAX CONSIDERATIONS

     This summary is of a general nature and is included in this prospectus solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. No representation regarding the consequences to any particular holder of our ordinary shares is made. Prospective holders of our ordinary shares should consult their own tax advisers regarding their particular circumstances and the effects of state, local or foreign, including Singapore, tax laws to which they may be subject.

U.S. Federal Income Tax Considerations

     This section describes the material U.S. federal tax consequences relating to the ownership and disposition of the ordinary shares into which the notes may be converted. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) published rulings and court decisions, all as currently in effect. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of owning or disposing the ordinary shares could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of owning or disposing of the ordinary shares.

     This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, pension funds, tax-exempt organizations, expatriates, brokers, dealers or traders in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons holding the ordinary shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes, persons deemed to sell the ordinary shares under the constructive sale provisions of the Code, persons who hold the ordinary shares through a partnership or other pass through entity, persons subject to the alternative minimum tax provisions of the Code, persons that have a “functional currency” other than the U.S. dollar, or persons who are not U.S. Shareholders (as defined below)). This description applies to persons who will hold the ordinary shares as “capital assets” within the meaning of Section 1221 of the Code. Except as provided below, this description does not consider the effect of any state, local, estate or gift, foreign, or other tax laws that may be applicable to particular investors.

     Persons considering the purchase of ordinary shares should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local tax laws, and tax treaties to their particular situations.

     As used herein, the term “U.S. Shareholder” means a beneficial holder of ordinary shares that is (i) a citizen or resident of the U.S. for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation) organized in or under the laws of the U.S. or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if such trust validly elects to be treated as a domestic trust for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all of the substantial decisions of such trust.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of acquiring, holding and disposing of the ordinary shares.

     U.S. Shareholders will upon the sale or exchange of an ordinary share (except in the case of certain reorganizations) recognize gain or loss for U.S. income tax purposes in an amount equal to the difference between the amount realized and the U.S. Shareholder’s adjusted tax basis in such a share. Such gain or loss will be long-term capital gain or loss if the share has been held for more than one year. Long-term capital gain of non-corporate taxpayers is taxed at lower rates than those applicable to ordinary income. The deductibility of capital loss is subject to certain limitations. If a U.S. Shareholder receives any currency other than U.S. dollars on the sale or exchange of a share, such U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of such sale and the date such sale proceeds are converted into U.S. dollars.

     U.S. Shareholders will be required to report as ordinary income for U.S. income tax purposes the amount of any distribution received with respect to the ordinary shares to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a nontaxable return of capital reducing the U.S. Shareholder’s tax basis in the U.S. Shareholder’s stock. Any remaining excess will be treated as capital gain. If the U.S. Shareholder is a U.S. corporation, it generally would be able to claim a deduction equal to a portion of any dividends received.

     If over 50.0% of our stock (by vote or value) were owned by U.S. Shareholders who individually hold 10.0% or more of our voting stock (applying certain rules of attribution), such U.S. Shareholders potentially would be required to include in income a portion or all of their pro rata share of our earnings and profits and the earnings and profits of our non-U.S. subsidiaries. As of June 1, 2004, we are aware of one U.S. Shareholder who individually held 10% or more of our voting stock.

     If the shareholding tests discussed in the immediately preceding paragraph are not satisfied and 50.0% or more of our assets during a taxable year produced or were held for the production of passive income, as defined in Section 1297(b) of the Code (e.g., certain forms of dividends, interest and royalties) or 75.0% or more of our gross income for a taxable year was passive income as defined in Section 1297(b) of the Code, adverse U.S. tax consequences could result to U.S. Shareholders. As of June 1, 2004, we do not believe that either the asset test or income test described in the immediately preceding sentence are satisfied.

Singapore Tax Considerations

The following is a general summary of certain Singapore income tax, stamp duty and estate duty consequences of acquiring, holding or disposing of our ordinary shares for a holder of our ordinary shares who is not tax resident and who does not carry on business or otherwise have a presence in Singapore or, in the case of estate duty, is not domiciled in Singapore. The discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders (including financial institutions) who may be subject to special rules. Shareholders should consult their own tax advisors regarding the particular tax consequences to such shareholders of any investment in our ordinary shares.

Tax on Dividends

Singapore does not impose withholding tax on dividends.

Prior to January 1, 2003, Singapore applied a full imputation system to all dividends (other than exempt dividends) paid by a Singapore resident company. With effect from January 1, 2003, tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore resident. However, if the resident company was previously under the imputation system and has unutilized dividend franking credits as at December 31, 2002, there will be a 5-year transition period from January 1, 2003 to December 31, 2007, during which a company may remain on the imputation system.

Dividends declared by non-resident companies are not subject to the imputation system.

Capital Gains Tax

Under current Singapore tax law, there is no tax on capital gains.

However, there are no specific laws or regulations which deal with the characterization of capital gains, and hence, gains arising from the disposal of our Shares may be construed to be of an income nature and subject to Singapore income tax if they arise from activities which Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

Stamp Duties

There is no stamp duty payable in respect of the issue of our ordinary shares upon conversion of the notes or holding of our ordinary shares.

No stamp duty is payable on the disposition of the ordinary shares where the ordinary shares are issued through one of our foreign branches and the instrument of transfer of the ordinary shares is executed outside Singapore and not brought into Singapore.

Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2 for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore. Under Article 22(iii) of our Articles of Association, our directors are authorized to refuse to register a transfer unless the instrument of transfer has been duly stamped.

Estate Taxation

No Singapore estate duty is imposed on the movable property passing on the death of an individual who is not domiciled in Singapore. Thus, an individual shareholder who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate tax on the value of our ordinary shares held by the individual upon the individual’s death.

LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon on our behalf by Allen & Gledhill, our Singapore legal advisors.

EXPERTS

     The consolidated financial statements for the fiscal years ended March 31, 2004 and 2003 incorporated in this registration statement by reference from the Company’s Annual Report on Form 10-K for the year ended March 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The audited financial statements for the year ended March 31, 2002 that are incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report dated April 25, 2002 with respect thereto. Because Arthur Andersen LLP has ceased to exist, you may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in these financial statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

     Except to the extent modified or superseded by information contained herein, we incorporate by reference the documents listed below, and any future filings we made with the Securities and Exchange Commission under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities registered on this registration statement:

•	our annual report on Form 10-K for the fiscal year ended March 31, 2004; and

•	the description of our ordinary shares contained in our registration statement on Form 8-A filed on January 31, 1994.

     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

     Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the ordinary shares offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our ordinary shares. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

     We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). You may request a copy of this information at no cost, by writing or telephoning us at:

Flextronics International Ltd.
2090 Fortune Drive
San Jose, California 95131
Attention: Thomas J. Smach
Senior Vice President of Finance
Telephone: (408) 576-7722

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling holders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$25,340
Nasdaq National Market filing fee	22,500
Accounting fees and expenses*	25,000
Legal fees and expenses*	25,000
Miscellaneous*	2,160
Total	$100,000

*Estimate

ITEM 15. Indemnification of Officers and Directors.

     Article 155 of the Registrant’s Articles of Association provides that, subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting the Registrant, every director or other officer shall be entitled to be indemnified by the Registrant against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto, including any liability in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Registrant and in which judgment is given in his favor, or the proceedings otherwise disposed of without finding or admission of any material breach of duty; or in which he is acquitted; or in connection with any application under any statute for relief from liability for any act or omission in which relief is granted to him by the court.

     In addition, no director, manager or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Registrant, through the insufficiency or deficiency of title to any property acquired by order of the directors for the Registrant or for the insufficiency or deficiency of any security upon which any of the moneys of the Registrant are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, wilful default, breach of duty or breach of trust.

     Section 172 of the Singapore Companies Act prohibits a company from indemnifying its directors or officers against liability which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to the company. However, a company is not prohibited from (a) purchasing and maintaining for any such officer insurance against any such liability, or (b) indemnifying such officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court.

     The Registrant has entered into indemnification agreements with its officers and directors. These indemnification agreements provide the Registrant’s officers and directors with indemnification to the maximum extent permitted by the Singapore Companies Act. The Registrant has also obtained a policy of directors’ and officers’ liability insurance that will insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances which are permitted under the Singapore Companies Act.

ITEM 16. Exhibits.

     The following exhibits are filed herewith or incorporated by reference herein:

			Incorporated By Reference
Exhibit				Filing	Exhibit	Filed
No.	Exhibit	Form	File No.	Date	No.	Herewith
3.01	Memorandum and New Articles of Association of the Registrant.	10-Q	000-23354	02-09-01	3.1

4.01	Indenture dated as of October 15, 1997 between Registrant and U.S. Bank National Association (successor to State Street Bank and Trust Company of California, N.A.), as trustee.	8-K	000-23354	10-22-97	10.1

4.02	U.S. Dollar Indenture dated June 29, 2000 between the Registrant and J.P. Morgan Trust Company, National Association (successor to Chase Manhattan Bank and Trust Company, N.A.), as trustee.	10-Q	000-23354	08-14-00	4.1

4.03	Euro Indenture dated as of June 29, 2000 between Registrant and J.P. Morgan Trust Company, National Association (successor to Chase Manhattan Bank and Trust Company, N.A.), as trustee.	10-Q	000-23354	08-14-00	4.2

4.04	Note Purchase Agreement dated as of March 2, 2003 between Registrant, acting through its branch office in Hong Kong, and Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Technology Investors Cayman, L.P. and Integral Capital Partners VI, L.P., including the form of convertible junior subordinated note issued thereunder	10-K	000-23354	06-06-03	4.05

4.05	Indenture dated as of May 8, 2003 between Registrant and J.P. Morgan Trust Company, National Association, as trustee.	10-K	000-23354	06-06-03	4.04

4.06	Indenture dated as of August 5, 2003 between Registrant and J.P. Morgan Trust Company, National Association, as trustee.	10-Q	000-23354	08-11-03	4.01

4.07	Credit Agreement dated as of March 3, 2004 among Flextronics International Ltd., the lenders named therein, ABN AMRO Bank N.V. as co-lead arranger, bookrunner and agent for the lenders, Fleet National Bank, as co-lead arranger, syndication agent and issuing bank, Citicorp USA, Inc., Deutsche Banc Securities Inc., Credit Suisse First Boston Corporation, Bank of America, N.A., and Scotia Capital, as co-syndication agents, BNP Paribas and Keybank National Association, as senior managing agents, and Lehman Commercial Paper Inc., Royal Bank of Canada, HSBC Bank USA, UBS AG, Stamford Branch, as managing agents (the “FIL Credit Agreement”).*					X (1)

4.08	Credit Agreement dated as of March 3, 2004 among Flextronics International USA, Inc., the lenders named therein, ABN AMRO Bank N.V. as co-lead arranger, bookrunner and agent for the lenders, Fleet National Bank, as co-lead arranger, syndication agent and issuing bank, Citicorp USA, Inc., Deutsche Banc Securities Inc., Credit Suisse First Boston Corporation, Bank of America, N.A., and Scotia Capital, as co-syndication agents, BNP Paribas and Keybank National Association, as senior managing agents, and Lehman Commercial Paper Inc., Royal Bank of Canada, HSBC Bank USA, UBS AG, Stamford Branch, as managing agents the “FIUI Credit Agreement”.*					X (1)

Incorporated By Reference
Exhibit				Filing	Exhibit	Filed
No.	Exhibit	Form	File No.	Date	No.	Herewith

4.09	Amendment No. 1 to the FIL Credit Agreement dated as of April 26, 2004.	10-K	000-23354

4.10	Amendment No. 1 to the FIUI Credit Agreement dated as of April 26, 2004.	10-K	000-23354

5.01	Form of Opinion of Allen & Gledhill with respect to the notes and ordinary shares being registered.					X

5.02	Form of Opinion of Fenwick & West LLP					X

12.01	Statement regarding Computation of Ratios.					X

23.01	Consent of Allen & Gledhill (included in Exhibit 5.01).

23.02	Consent of Independent Registered Public Accounting Firm.

24.01	Power of Attorney (included in the signature page of this Registration Statement).					X (1)

*	Certain schedules have been omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
(1)	Filed on April 28, 2004.

ITEM 17. Undertakings.

     The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

provided however, that paragraphs 1(i)and 1(ii) do not apply if the registration statement is on From S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, state of California, on this 8th day of June, 2004.

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Michael E. Marks
Michael E. Marks
Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Michael E. Marks and Robert R.B. Dykes and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including any and all amendments, including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael E. Marks Michael E. Marks	Chief Executive Officer and Director (Principal Executive Officer)	June 8, 2004

* Robert R.B. Dykes	President, Systems Group and Chief Financial Officer (Principal Financial Officer)	June 8, 2004

* Thomas J. Smach	Senior Vice President, Finance (Principal Accounting Officer)	June 8, 2004

* Richard L. Sharp	Chairman of the Board	June 8, 2004

* James A. Davidson	Director	June 8, 2004

Patrick Foley	Director

* Michael J. Moritz	Director	June 8, 2004

Lip-Bu Tan	Director

* By: /s/ Michael E. Marks Michael E. Marks Attorney-in-fact

EXHIBIT INDEX

			Incorporated By Reference
Exhibit				Filing	Exhibit	Filed
No.	Exhibit	Form	File No.	Date	No.	Herewith
3.01	Memorandum and New Articles of Association of the Registrant.	10-Q	000-23354	02-09-01	3.1

4.01	Indenture dated as of October 15, 1997 between Registrant and U.S. Bank National Association (successor to State Street Bank and Trust Company of California, N.A.), as trustee.	8-K	000-23354	10-22-97	10.1

4.02	U.S. Dollar Indenture dated June 29, 2000 between the Registrant and J.P. Morgan Trust Company, National Association (successor to Chase Manhattan Bank and Trust Company, N.A.), as trustee.	10-Q	000-23354	08-14-00	4.1

4.03	Euro Indenture dated as of June 29, 2000 between Registrant and J.P. Morgan Trust Company, National Association (successor to Chase Manhattan Bank and Trust Company, N.A.), as trustee.	10-Q	000-23354	08-14-00	4.2

4.04	Note Purchase Agreement dated as of March 2, 2003 between Registrant, acting through its branch office in Hong Kong, and Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Technology Investors Cayman, L.P. and Integral Capital Partners VI, L.P., including the form of convertible junior subordinated note issued thereunder	10-K	000-23354	06-06-03	4.05

4.05	Indenture dated as of May 8, 2003 between Registrant and J.P. Morgan Trust Company, National Association, as trustee.	10-K	000-23354	06-06-03	4.04

4.06	Indenture dated as of August 5, 2003 between Registrant and J.P. Morgan Trust Company, National Association, as trustee.	10-Q	000-23354	08-11-03	4.01

4.07	Credit Agreement dated as of March 3, 2004 among Flextronics International Ltd., the lenders named therein, ABN AMRO Bank N.V. as co-lead arranger, bookrunner and agent for the lenders, Fleet National Bank, as co-lead arranger, syndication agent and issuing bank, Citicorp USA, Inc., Deutsche Banc Securities Inc., Credit Suisse First Boston Corporation, Bank of America, N.A., and Scotia Capital, as co-syndication agents, BNP Paribas and Keybank National Association, as senior managing agents, and Lehman Commercial Paper Inc., Royal Bank of Canada, HSBC Bank USA, UBS AG, Stamford Branch, as managing agents (the “FIL Credit Agreement”).*					X (1)

4.08	Credit Agreement dated as of March 3, 2004 among Flextronics International USA, Inc., the lenders named therein, ABN AMRO Bank N.V. as co-lead arranger, bookrunner and agent for the lenders, Fleet National Bank, as co-lead arranger, syndication agent and issuing bank, Citicorp USA, Inc., Deutsche Banc Securities Inc., Credit Suisse First Boston Corporation, Bank of America, N.A., and Scotia Capital, as co-syndication agents, BNP Paribas and Keybank National Association, as senior managing agents, and Lehman Commercial Paper Inc., Royal Bank of Canada, HSBC Bank USA, UBS AG, Stamford Branch, as managing agents the “FIUI Credit Agreement”.*					X (1)

4.09	Form of Amendment No. 1 to the FIL Credit Agreement dated as of April 26, 2004.	10-K	000-23354

4.10	Form of Amendment No. 1 to the FIUI Credit Agreement dated as of April 26, 2004.	10-K	000-23354

5.01	Form of Opinion of Allen & Gledhill with respect to the notes and ordinary shares being registered.					X

5.02	Form of Opinion of Fenwick & West LLP.					X

12.01	Statement regarding Computation of Ratios.					X

Incorporated By Reference
Exhibit				Filing	Exhibit	Filed
No.	Exhibit	Form	File No.	Date	No.	Herewith
23.01	Consent of Allen & Gledhill (included in Exhibit 5.01).

23.02	Consent of Independent Registered Public Accounting Firm.

24.01	Power of Attorney (included in the signature page of this Registration Statement).					X (1)

*	Certain schedules have been omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
(1)	Filed on April 28, 2004.